UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GEMPHIRE THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36870A108

(CUSIP Number)

John L. Brooks, III

President and Chief Executive Officer

NeuroBo Pharmaceuticals, Inc.

177 Huntington Avenue, Suite 1700

Boston, MA 02115

Copies to:

Marc D. Mantell, Esq.

Megan N. Gates, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) NeuroBo Pharmaceuticals, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,838,951 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,838,951 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26% (2)

14	Type of Reporting Person CO

(1)   Beneficial ownership of the common stock, par value $0.001 per share of Gemphire Therapeutics Inc., a Delaware corporation (“Gemphire”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Gemphire common stock by virtue of the Voting Agreements described in Item 4 of this Schedule 13D (the “Voting Agreements”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Gemphire common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The shares of Gemphire common stock over which the Reporting Person may be deemed to have shared voting power are comprised of 3,838,951 shares of Gemphire common stock, including 545,000 shares of Gemphire common stock subject to restricted stock agreements, that are subject to the Voting Agreements.

(2)   Based on 14,872,411 shares of common stock issued and outstanding as of August 2, 2019 as provided by Gemphire.

Item 1.           Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share, of Gemphire Therapeutics Inc. (the “Issuer” or “Gemphire”). The principal executive office of the Issuer is located at 17199 N. Laurel Park Drive, Suite 401, Livonia, Michigan 48152.

Item 2.           Identity and Background.

(a)

This Schedule 13D is being filed on behalf of NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“NeuroBo” or the “Reporting Person”).

(b)

The address of the principal business office of NeuroBo is 177 Huntington Avenue, Suite 1700, Boston, Massachusetts 02115.

(c)

The principal business occupation of NeuroBo is to discover, develop and commercialize novel, disease-modifying therapies for neurodegenerative diseases.

(d)–(e)–(f)

The directors and executive officers of NeuroBo, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, NeuroBo has not, and to the best of NeuroBo’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

As an inducement for NeuroBo to enter into the Merger Agreement described in Item 4 below and in consideration thereof, the officers, directors and certain stockholders of Gemphire holding approximately 26% of the outstanding shares of Gemphire entered into Voting Agreements with NeuroBo relating to the Merger (discussed in Item 4 below). In addition, these officers, directors and stockholders of Gemphire granted NeuroBo an irrevocable proxy with respect to the Gemphire securities covered by the Voting Agreements. NeuroBo did not pay additional consideration to the officers, directors and stockholders of Gemphire in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4.           Purpose of Transaction.

(a) and (b)

Pursuant to the Voting Agreements, dated as of July 24, 2019 (the “Voting Agreements”), among NeuroBo, Gemphire and certain officers, directors and stockholders of Gemphire (collectively, the “Stockholders”), NeuroBo may be deemed to be the beneficial owner of 3,838,951 shares of Gemphire common stock. NeuroBo and the Stockholders entered into the Voting Agreements as a material inducement for NeuroBo to enter into the Agreement and Plan of Merger and Reorganization, dated as of July 24, 2019 (the “Merger Agreement”), by and among Gemphire, GR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Gemphire (“Merger Sub”), and NeuroBo.

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by NeuroBo’s stockholders and Gemphire’s stockholders, Merger Sub will be merged with and into NeuroBo (the “Merger”), with NeuroBo surviving the Merger as a wholly-owned subsidiary of Gemphire.

The Voting Agreements were entered into as a condition to the willingness of NeuroBo to enter into the Merger Agreement and to increase the likelihood that the approval of Gemphire’s stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of Gemphire common stock beneficially owned by any Stockholder as of the date of the Voting Agreements or acquired by the Stockholders prior to the termination of the Voting Agreements (collectively, the “Subject Shares”) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of Gemphire common stock beneficially owned by any Stockholder may result in NeuroBo being deemed to acquire beneficial ownership of additional securities of Gemphire.

Pursuant to the Voting Agreements, the Stockholders, with respect to the Subject Shares, have agreed, among other things, to vote all of the shares of Gemphire held by them in favor of (i) the issuance of Gemphire common stock to the NeuroBo stockholders pursuant to the Merger Agreement and the change of control of Gemphire resulting from the Merger pursuant to pertinent Nasdaq rules; (ii) the amendment of Gemphire’s certificate of incorporation to effect a reverse split of all outstanding shares of the Gemphire common stock at a reverse stock split ratio as mutually agreed to by Gemphire and NeuroBo (the “Reverse Stock Split”); and (iii) the amendment of Gemphire’s certificate of incorporation to change the name of Gemphire to “NeuroBo Pharmaceuticals, Inc.”; and against any competing acquisition proposals.

Further, as part of the Voting Agreements, each Stockholder has entered into an irrevocable proxy thereby irrevocably appointing Gemphire as proxy for and on behalf of the Stockholder (the “Attorneys”), to, vote (to the full extent that the Stockholder is entitled to do so) with respect to all Subject Shares, on the matters set forth above.

The Voting Agreements and irrevocable proxies expire upon the earlier of (i) the effective time of the Merger, or (ii) the termination of the Merger Agreement.

(c)

Not Applicable.

(d)

Following the Merger, NeuroBo’s President and Chief Executive Officer, John L. Brooks, III, is expected to be Gemphire’s President and Chief Executive Officer. Additionally, following the Merger, the board of directors of NeuroBo will consist of six (6) seats and will be comprised of five (5) representatives of NeuroBo, including the chairman, and one (1) representative of Gemphire.

(e)

Other than as a result of the Merger described in Item 4 (a) and (b) above, not applicable.

(f)

Other than as a result of the Merger described in Item 4 (a) and (b) above, not applicable.

(g)

Following the consummation of the Merger, the Certificate of Incorporation of Gemphire is expected to be amended to cause its name to be changed to “NeuroBo Pharmaceuticals, Inc.” and to implement the Reverse Stock Split.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Other than as described above, NeuroBo currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although NeuroBo reserves the right to develop such plans).

Item 5.           Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, the Reporting Person owns no shares of Gemphire common stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Voting Agreements, the Reporting Person may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the 3,838,951 shares of Gemphire common stock that are beneficially owned by the Stockholders. The 3,838,951 shares of Gemphire common stock over which the Reporting Person may be deemed to have shared voting power represents approximately 26% of the outstanding shares of Gemphire common stock beneficially owned. Notwithstanding the preceding, the Reporting Person hereby disclaims beneficial ownership of such shares of Gemphire common stock and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)

Other than the Stockholders identified in Item 3 party to the Voting Agreements, to the best knowledge of the Reporting Person, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Gemphire common stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of Gemphire, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to be Filed as Exhibits.

Exhibit	Title

1

Agreement and Plan of Merger and Reorganization, dated July 24, 2019, by and among Gemphire Therapeutics Inc., GR Merger Sub Inc. and NeuroBo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gemphire Therapeutics Inc. on July 25, 2019) .

2

Form of Gemphire Voting Agreement by and among Gemphire Therapeutics Inc., NeuroBo Pharmaceuticals, Inc. and certain stockholders of Gemphire Therapeutics Inc. (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Gemphire Therapeutics Inc. on July 25, 2019)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

NEUROBO PHARMACEUTICALS, INC.

Dated: August 2, 2019	By:	/s/ John L. Brooks, III
	Name:	John L. Brooks, III
	Title:	President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NEUROBO PHARMACEUTICALS, INC.

The following is a list of the directors and executive officers of NeuroBo Pharmaceuticals, Inc. (“NeuroBo”), setting forth the name, residence or business address, present position with NeuroBo and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by NeuroBo. The principal address of NeuroBo, and unless otherwise indicated below, the current business address for each individual listed below is 177 Huntington Avenue, Suite 1700, Boston, MA 02115.

Name of Directors	Present Principal Occupation

John L. Brooks, III	President, Chief Executive Officer and Treasurer of NeuroBo

Jeong Gyun Oh	President and Chief Executive Officer of JK BioPharma Solutions, Inc.

Roy Freeman, M.D.	Chair of Scientific Advisory Board of NeuroBo

Na Yeon Kim	Chief Executive Officer of E&Investment

Name of Executive Officers	Present Principal Occupation

John L. Brooks, III	President, Chief Executive Officer and Treasurer of NeuroBo

Mark Versavel, M.D., Ph.D., M.B.A.	Secretary and Chief Medical Officer of NeuroBo

Nandan Padukone, Ph.D., MBA	Senior Vice President, Business Development of NeuroBo

Nicola Shannon	Vice President, Clinical Operations of NeuroBo